EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS EXCEPT RATIO)

	Three Months Ended
	March 31,		For the Years Ended December 31,
	2004	2003	2003	2002	2001	2000
Earnings:
Income from continuing operations before minority interest	$19,805	$15,079	$65,054	$56,814	$42,062	$35,974
Add: Fixed charges	19,082	15,043	65,224	50,652	46,750	42,172
Less: Preferred dividends from consolidated subsidiaries	(1,852)	—	(411)	—	—	—

Earnings	37,035	30,122	129,867	107,466	88,812	78,146
Fixed charges:
Interest expense	17,230	15,043	64,813	50,652	46,750	42,172
Preferred dividends from consolidated subsidiaries	1,852	—	411	—	—	—

Fixed charges	19,082	15,043	65,224	50,652	46,750	42,172
Ratio of earnings to fixed charges	1.94	2.00	1.99	2.12	1.90	1.85